UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number: 001-40539

ironSource Ltd.

(Translation of registrant’s name into English)

121 Menachem Begin Street
Tel Aviv 6701203, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 10, 2022, ironSource Ltd. (NYSE: IS) issued a press release titled “ironSource Announces Record Second Quarter 2022 Results.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Other than as indicated below, the information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

The U.S. GAAP financial information contained in the (i) condensed consolidated balance sheets, (ii) condensed consolidated statements of operations and (iii) condensed consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-258690 and 333-264007).

EXHIBITS

Exhibit No.	Description

99.1	Press Release dated August 10, 2022 titled “ironSource Announces Record Second Quarter 2022 Results”*

* Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ironSource Ltd.

By:	/s/ Assaf Ben Ami
Name: Assaf Ben Ami
Title: Chief Financial Officer

Date: August 10, 2022